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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                StockerYale, Inc.
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                                (Name of issuer)

                                  Common Stock
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                         (Title of class of securities)

                                   86126 T104
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                                 (CUSIP number)

                 Alain Beauregard, President, StockerYale, Inc.
                                32 Hampshire Road
                           Salem, New Hampshire 03079
                                 (603) 873-8778
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   (Name, address and telephone number of person authorized to receive notices and communications)

                                  April 2, 2002
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  (Page 1 of 6)


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CUSIP NO. 86126 T104              13D                        PAGE 2 OF 6 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Alain Beauregard

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)  |_|
                                              (b)  |_|
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           PF, OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                    |_|

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

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     NUMBER OF

      SHARES          7.       SOLE VOTING POWER                664,324

   BENEFICIALLY       8.       SHARED VOTING POWER              0

  OWNED BY EACH       9.       SOLE DISPOSITIVE POWER           664,324

    REPORTING         10.      SHARED DISPOSITIVE POWER         0

   PERSON WITH

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           664,324

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                 |_|

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%
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14.        TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 86126 T104              13D                        PAGE 3 OF 6 PAGES
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ITEM 1. SECURITY AND ISSUER.

         This Report on Schedule 13D relates to shares of common stock, par value $.001 per share (the "COMMON STOCK") of StockerYale, Inc. (the "COMPANY"). The principal executive offices of the Company are located at 32 Hampshire Road, Salem, New Hampshire 03079.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)          Name: Alain Beauregard ("Mr. Beauregard")

    (b)          Business Address:
                 32 Hampshire Road
                 Salem, NH 03079

    (c)          Principal Occupation; Name and Address of Principal Business:
                 President and Chief Technology Officer, StockerYale, Inc.
                 32 Hampshire Road, Salem, NH 03079

    (d) and (e)  During the last five years, Mr. Beauregard has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f)          Citizenship: Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 664,324 shares of Common Stock Mr. Beauregard beneficially owns,
(i) 77,500 are underlying employee stock options that are currently exercisable or exercisable within 60 days of April 17, 2002 and (ii) 506,324 are shares of Lasiris Holdings, Inc., a subsidiary of the Company, and are exchangeable into shares of the Company's common stock on a one-for-one basis at any time at Mr. Beauregard's election (the "Exchangeable Shares"). Mr. Beauregard acquired the Exchangeable Shares as partial consideration for his shares of Lasiris, Inc. (now StockerYale Canada) in connection with its acquisition by the Company in May 1998. Mr. Beauregard acquired the remainder of these shares using personal funds, either upon exercise of options granted to him as equity compensation or in open market transactions.


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CUSIP NO. 86126 T104              13D                        PAGE 4 OF 6 PAGES
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ITEM 4. PURPOSE OF TRANSACTIONS.

         Mr. Beauregard acquired the Company's Common Stock for investment purposes. Mr. Beauregard has also received options to purchase Common Stock as incentive compensation and may continue to do in the future. Mr. Beauregard may, from time to time, consider acquiring additional shares of Common Stock in open market or privately negotiated transactions or disposing of certain of his existing shares to the extent such actions fit his personal investment strategy.

         Except as set forth above, Mr. Beauregard has no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a) Mr. Beauregard directly beneficially owns 664,324 shares of Common Stock, representing 5.3% of the 12,040,935 shares of Common Stock issued and outstanding as of April 17, 2002. Of the foregoing, 77,500 shares are underlying options that are exercisable as of April 17, 2002 or within 60 days of such date and 506,324 shares are Exchangeable Shares.

(b) Mr. Beauregard has sole power to vote and dispose of 664,324 shares of Common Stock.

(c) On April 2, 2002, options to purchase 37,500 shares of Common Stock granted to Mr. Beauregard by the Company vested.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Beauregard holds 190,000 options to purchase shares of Common Stock, of which 77,500 are currently exercisable or exercisable within 60 days of April 17, 2002, pursuant to the following option agreements:

(i) a Nonqualified Stock Option Agreement for 13,555 shares of Common Stock, dated as of February 1, 2000 pursuant to the Company's 1996 Stock Option and Incentive Plan;

(ii) an Incentive Stock Option Agreement for 26,445 shares of Common Stock, dated as of February 1, 2000 pursuant to the Company's 1996 Stock Option and Incentive Plan;

(iii) a Nonqualified Stock Option Agreement for 124,470 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company's 2000 Stock Option and Incentive Plan; and

(iv) an Incentive Stock Option Agreement for 25,530 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company's 2000 Stock Option and Incentive Plan.

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CUSIP NO. 86126 T104              13D                        PAGE 5 OF 6 PAGES
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         These agreements are based upon, respectively, (i) the form of
Nonqualified Stock Option Agreement for employees under the Company's 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(c) to the Company's Form 10-K for the year ended December 31, 2001, (ii) the form of Incentive Stock Option Agreement for employees under the Company's 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(b) to the Company's Form 10-K for the year ended December 31, 2001, (iii) the amended form of Nonqualified Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as Exhibit 10.3(g) to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2001 and (iv) the amended form of Incentive Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as Exhibit 10.3(f) to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2001. These agreements contain provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Beauregard's continued employment with the Company.

         Other than the option agreements listed above, Mr. Beauregard is not a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies. In addition, none of the shares of Common Stock disclosed herein as beneficially owned by Mr. Beauregard have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.


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CUSIP NO. 86126 T104              13D                        PAGE 6 OF 6 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED this 9th day of May, 2002.


                                                 Alain Beauregard



                                                 /s/ ALAIN BEAUREGARD
                                                 ------------------------------
                                                 Alain Beauregard